[redacted]

SEC 09059371 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.J. Raney & Sons, Inc. - BD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Cantrell Rd, Ste 301
(No. and Street)

Little Rock, AR 72202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alton Raney 501-666-6644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alton Raney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.J. Raney & Sons, Inc. - BD, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHYLLIS ACHOR
Pulaski County
My Commission Expires
August 20, 2013

Signature

Vice-President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

We have audited the accompanying statements of financial condition of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of March 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T. J. Raney & Sons, Inc. - BD as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
May 26, 2009

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF FINANCIAL CONDITION

March 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 25,725	$ 69,061
Accounts receivable - T.J. Raney and Sons, Inc. - HC	2,080,844	2,082,511
- other	26,174	44,965
Prepaid expenses	7,418	7,868
Securities owned:		
Marketable, at market value	16,174	25,360
Not readily marketable, at estimated net realizable value	7,072	7,500
Deferred income taxes	10,145	6,256
Total assets	$ 2,173,552	$ 2,243,521

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Liabilities:		
Accounts payable and accrued expenses	$ 15,121	$ 38,307
Total liabilities	15,121	38,307
Stockholder's equity:		
Common stock, $.01 par value:		
10,000 shares authorized;		
2,000 shares issued and outstanding	20	20
Additional paid-in capital	212,985	212,985
Retained earnings	1,945,426	1,992,209
Total stockholder's equity	2,158,431	2,205,214
Total liabilities and stockholder's equity	$ 2,173,552	$ 2,243,521

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF OPERATIONS

For the years ended March 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 1,549,087	$ 1,848,615
Investment income	544	585
Unrealized gains (losses) on marketable securities	(9,731)	88
Loss on permanent decline in value of nonmarketable securities	-	(2,500)
Other	-	35,000
Total revenue	1,539,900	1,881,788
Expenses:		
Advertising and promotion	9,243	21,572
Commissions	813,874	868,241
Correspondent services and clearing charges	205,523	189,403
Insurance	65,150	56,413
Management fees	319,914	303,480
Postage and delivery	129	14
Regulatory and professional fees	49,047	11,774
Rent	73,738	82,638
Taxes and licenses	46,901	49,179
Other	7,053	9,105
Total expenses	1,590,572	1,591,819
Income (loss) before income taxes	(50,672)	289,969
Income taxes	(3,889)	(12,535)
Net income (loss)	$ (46,783)	$ 302,504

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended March 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - March 31, 2007	$ 20	$ 212,985	$ 1,689,705	$ 1,902,710
Net income	-	-	302,504	302,504
Balance - March 31, 2008	20	212,985	1,992,209	2,205,214
Net loss	-	-	(46,783)	(46,783)
Balance - March 31, 2009	$ 20	$ 212,985	$ 1,945,426	$ 2,158,431

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended March 31, 2009 and 2008

Balance - March 31, 2007	$ -
Activity during the year ended March 31, 2008	-
Balance - March 31, 2008	-
Activity during the year ended March 31, 2009	-
Balance - March 31, 2009	$ -

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CASH FLOWS

For the years ended March 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (46,783)	$ 302,504
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Unrealized (gains) losses on marketable securities	9,731	(88)
Loss on permanent decline in value of nonmarketable securities	-	2,500
Deferred income taxes	(3,889)	(12,535)
Decrease in accounts receivable	18,791	19,879
(Increase) decrease in prepaid expenses	450	(825)
Increase (decrease) in accounts payable and accrued expenses	(23,186)	9,085
Net cash provided (used) by operating activities	(44,886)	320,520
Cash flows from investing activities:		
Purchases of marketable securities	(117)	(585)
Proceeds from sales of marketable securities	-	10,828
Net advances to parent	1,667	(328,958)
Net advances from employees	-	8,641
Net cash provided (used) by investing activities	1,550	(310,074)
Net cash provided (used) by financing activities	-	-
Increase (decrease) in cash and cash equivalents	(43,336)	10,446
Cash and cash equivalents - Beginning of year	69,061	58,615
End of year	$ 25,725	$ 69,061

See accompanying notes

T. J. RANEY & SONS, INC. - BD

NOTES TO FINANCIAL STATEMENTS

March 31, 2009 and 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

The Company, a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC (parent), is a limited broker-dealer formed under the laws of the State of Arkansas and is registered with the Financial Industry Regulatory Authority (FINRA) and the Arkansas Securities Department. The Company's revenue consists primarily of commissions earned on the sale of equity securities, bonds and variable annuities to individuals.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other broker-dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Commission revenue and related expenses are recorded on a trade date basis. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable investments -

Marketable investments owned consist of publicly traded equity securities and mutual funds and are carried at quoted market prices. Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of securities are classified as unrealized gains and losses and are included in the determination of income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Investments not readily marketable -

Investments not readily marketable are carried at the lower of cost or estimated net realizable value. Declines in the estimated net realizable value are charged to income. During the year ended March 31, 2008, the Company recognized an impairment loss totaling $2,500.

Income taxes -

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying value and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company has consented to file consolidated federal and state income tax returns with its parent. Consolidated income taxes currently payable are allocated to those members of the consolidated group having taxable income. Such allocation is made on the ratio that the individual companies' taxable income bears to the total of such income of all companies within the consolidated group having taxable income. Under this apportionment method, any tax benefits arising from net operating losses and other tax credits of members included in the consolidated group are shared proportionately by those members having taxable income.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes,* to its annual financial statements for fiscal years beginning after December 15, 2008. As a result of this pronouncement, the Company has elected to defer the application of FIN 48 to its fiscal year ending March 31, 2010. The adoption of FSP FIN 48-3 is not expected to have a material effect on the Company's financial position or results of operations.

Statement of cash flows -

For purposes of the statement of cash flows, the Company considers cash on hand and on deposit at financial institutions and money market funds, which are available on demand, as cash and cash equivalents.

(2) MARKETABLE INVESTMENT SECURITIES:

Information with respect to marketable investments owned as of March 31, 2009 and 2008 follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
March 31, 2009:				
Mutual funds	$ 24,741	$ -	$ 8,567	$ 16,174
March 31, 2008:				
Mutual funds	$ 24,197	$ 1,163	$ -	$ 25,360

(3) INCOME TAXES:

The provision for income taxes consists of the following:

	2009	2008
Current expense (benefit):		
Federal	$ -	$ -
State	-	-
	-	-
Deferred expense (benefit):		
Federal	(3,229)	(10,407)
State	(660)	(2,128)
	(3,889)	(12,535)
Income tax provision	$ (3,889)	$ (12,535)

The effective tax rate differs from the statutory federal income tax rate primarily due to nondeductible expenses and net operating loss carryforwards of the consolidated group pursuant to the tax allocation agreement between the Company and its parent.

The principal temporary difference between income determined for financial reporting and income tax purposes at March 31, 2009 and 2008 is attributable to unrealized gains and losses on investment securities.

(4) NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009 and 2008, the Company had net capital of $35,534 and $69,552 respectively, which was $30,534 and $64,552, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.43 to 1 at March 31, 2009 and 0.55 to 1 at March 31, 2008.

(5) RELATED PARTY TRANSACTIONS:

Accounts receivable from T.J. Raney & Sons, Inc. - HC represent noninterest-bearing advances to the Company's parent. Management fees for the years ended March 31, 2009 and 2008 consist of charges by the Company's parent for administrative costs paid on the Company's behalf. Rent expense for each of the years ended March 31, 2009 and 2008 includes $68,838 paid to the Company's parent for the use of office space under a month-to-month agreement.

(6) FAIR VALUE MEASUREMENTS:

On April 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction at the measurement date. SFAS 157 requires the following hierarchy be applied for fair value measurements:

Level 1 - Quoted prices for identical financial instruments in active markets.
Level 2 - Quoted prices for similar financial instruments in active markets; quoted prices for identical or similar instruments in markets that are not active.
Level 3 - Financial instruments whose inputs or value are unobservable.

The following table sets forth the Company's financial assets and liabilities as of March 31, 2009 and 2008 that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
March 31, 2009:				
Marketable investment securities	$ 16,174	$ -	$ -	$ 16,174
March 31, 2008:				
Marketable investment securities	$ 25,360	$ -	$ -	$ 25,360

Fair values of marketable investment securities are based upon quoted market prices, if available. If quoted prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or other observable inputs for similar securities.

(7) SUBSEQUENT EVENT:

On March 31, 2009, the Company's parent entered into an agreement to sell the customer base of the Company and another commonly-controlled entity. Upon approval by FINRA, the Company will cease doing business a securities broker-dealer.

ADDITIONAL INFORMATION

T.J. RANEY & SONS, INC. - BD

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

March 31, 2009 and 2008

	2009	2008
Net Capital:		
Total stockholder's equity	$ 2,158,431	$ 2,205,214
Less nonallowable assets:		
Accounts receivable - T.J. Raney & Sons, Inc. - HC	(2,080,844)	(2,082,511)
- other	(15,160)	(27,922)
Prepaid expenses	(7,418)	(7,868)
Nonmarketable securities	(7,072)	(7,500)
Deferred income taxes	(10,145)	(6,256)
Less haircuts on marketable securities	(2,258)	(3,605)
Net capital	35,534	69,552
Net capital requirement	5,000	5,000
Excess net capital	$ 30,534	$ 64,552
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 15,121	$ 38,307
Long-term debt	-	-
Total aggregate indebtedness	$ 15,121	$ 38,307
Ratio of Aggregate Indebtedness to Net Capital	0.43 to 1	0.55 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 35,534	$ 77,573
Net audit adjustments:		
Clearing charges not previously accrued	-	(8,020)
Rounding	-	(1)
Net capital per above	$ 35,534	$ 69,552

T.J. RANEY & SONS, INC. - BD

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

March 31, 2009 and 2008

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15C3-3

and

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or to report "Information Relating to Possession and Control Requirements" because it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of Rule 15c3-3 at March 31, 2009 and 2008.

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
T.J. Raney & Sons, Inc. - BD

In planning and performing our audit of the financial statements and additional information of T.J. Raney & Sons, Inc. - BD (the Company) as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on May 26, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the stockholders and management of T.J. Raney & Sons, Inc. - BD, the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
May 26, 2009

T. J. RANEY & SONS, INC. - BD
SEC. FILE NO. 8-37328

Financial Statements and Additional Information
March 31, 2009 and 2008

Together With Independent Auditors' Report